FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934

                           For the 20th of April, 2006

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                       ----------------------------------
                  (Translation of registrant's name in English)


                                 7 Atir Yeda St.
                             Kfar Saba 44425, Israel
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F      X            Form 40-F
                             -----------                 ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                        No     X
                        -----------               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

THIS FORM 6-K/A IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENTS ON FORM S-8 AND FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-127467, REGISTRATION NO. 333-126774 AND REGISTRATION NO. 333-129291).

                                EXPLANATORY NOTE

This Amendment No. 1 is being furnished by the Registrant, as an amendment to the Report on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2006, to provide revised unaudited pro forma condensed consolidated financial statements which give effect to the consolidation of a venture with a flash partner into the Registrant's financial statements.












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
                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        M-Systems Flash Disk Pioneers Ltd.
                                    --------------------------------------------
                                                 (Registrant)

 Date:  April 20, 2006               By: /s/ Donna Gershowitz
        --------------------             --------------------------------------
                                         General Counsel










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
           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On November 14, 2005, M-Systems Flash Disk Pioneers Ltd. (the "Company" or "M-Systems") acquired all the outstanding shares of Microelectronica Espanola S.A.U. ("MEE"), a Spanish corporation, which develops, manufactures and sells smart cards for the mobile and banking markets, for an aggregate net purchase price of $75.0 million.

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of all of the outstanding shares of MEE by the Company under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2005 gives effect to the acquisition of all outstanding shares of MEE as if it had occurred on such date, and reflects the allocation of the purchase price to the MEE assets acquired based on their estimated fair values at the date of acquisition. The excess of the consideration paid by the Company in the acquisition over the fair value of MEE identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined statements of operations combine the historical statements of operations of the Company and MEE. The unaudited pro forma condensed combined income statements for the year ended December 31, 2004 and nine months ended September 30, 2005, give effect to the acquisition as if it had occurred on January 1, 2004 and combine the historical unaudited statements of operations of the Company and MEE for such periods.

The unaudited pro forma condensed combined financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of each of the Company and MEE. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements. In addition, the pro forma balance sheet includes allocation of the purchase price based upon preliminary estimates of the fair value of the assets and liabilities acquired. This allocation may be adjusted in the future upon finalization of these preliminary estimates.



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
                       M-SYSTEMS FLASH DISK PIONEERS LTD.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      M-SYSTEMS         MEE     ADJUSTMENTS        NOTE        PRO FORMA
                                                     ----------     ---------   -----------     ----------    ----------
 Revenues                                               392,540        18,139                                    410,679
 --------                                            ----------     ---------   -----------                   ----------

 Costs and expenses:

   Costs of goods sold                                  288,575        11,057           284         (3a)         299,916
   Research and development, net                         27,867         1,604                                     29,471
   Selling and marketing                                 23,426           827         1,014         (3a)          25,267
   General and administrative                             8,905         1,283                                     10,188
                                                     ----------     ---------   -----------                   ----------

 Total costs and expenses                               348,773        14,771         1,298                      364,842
 -----                                               ----------     ---------   -----------                   ----------

 Operating income                                        43,767         3,368       (1,298)                       45,837
 Financial and other income, net                          6,923         1,463       (2,028)         (3b)           6,358
                                                     ----------     ---------   -----------                   ----------
 Income before taxes on income                           50,690         4,831       (3,326)                       52,195

 Taxes on income                                              -         (1,265)         455         (3c)           (810)
                                                     ----------     ---------   -----------                   ----------
 Income after taxes on income                            50,690         3,566       (2,871)                       51,385

  Equity in losses of an affiliate                      (1,795)             -             -                      (1,795)
 Minority interest in earnings of a subsidiary         (21,264)             -             -                     (21,264)
                                                     ----------     ---------   -----------                   ----------

 Net income                                           $  27,631      $  3,566    $  (2,871)                    $  28,326
                                                     ==========     =========   ===========                   ==========
 Basic net earnings per share                         $    0.77                                                $    0.79
                                                     ==========                                               ==========
 Diluted net earnings per share                       $    0.69                                                $    0.71
                                                     ==========                                               ==========
    Weighted average number of  Ordinary Shares
 used in Computing basic net earnings per share      36,011,603                                               36,011,603
                                                     ==========                                               ==========
    Weighted average number of Ordinary Shares
 used in  Computing diluted net earnings per share   40,692,177                                               40,692,177
                                                     ==========                                               ==========


See Notes to Unaudited Pro forma Condensed Combined Financial Statements




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
                       M-SYSTEMS FLASH DISK PIONEERS LTD.
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2004
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      M-SYSTEMS        MEE      ADJUSTMENTS        NOTE        PRO FORMA
                                                     ----------     ---------   -----------     ----------    ----------
 Revenues                                               416,560        32,911                                    449,471
 --------                                            ----------     ---------   -----------                   ----------

 Costs and expenses:

   Costs of goods sold                                  303,320        20,046           373         (3a)         323,739
   Research and development, net                         24,834         1,198                                     26,032
   Selling and marketing                                 31,077         1,966         1,331         (3a)          34,374
   General and administrative                             6,904         1,395                                      8,299
                                                     ----------     ---------   -----------                   ----------

 Total costs and expenses                               366,135        24,605         1,704                      392,444
 -----                                               ----------     ---------   -----------                   ----------

 Operating income                                        50,425         8,306       (1,704)                      57, 027
 Financial and other income (expenses), net               4,103          (962)      (1,438)         (3b)           1,703
                                                     ----------     ---------   -----------                   ----------
 Income before taxes on income                           54,528          7,344      (3,142)                       58,730

 Taxes on income                                              -        (1,322)          596         (3c)           (726)
                                                     ----------     ---------   -----------                   ----------

 Income after taxes on income                            54,528         6,022       (2,546)                       58,004

 Minority interest in earnings of a subsidiary         (30,378)           -               -                     (30,378)

 Net income                                            $ 24,150      $  6,022    $  (2,546)                     $ 27,626
                                                     ==========     =========   ===========                   ==========
 Basic net earnings  per share                         $   0.71                                                 $   0.81
                                                     ==========                                               ==========
 Diluted net earnings per share                        $   0.66                                                 $   0.75
                                                     ==========                                               ==========
    Weighted average number of  Ordinary Shares
 used in Computing basic net earnings per share      34,195,642                                               34,195,642

    Weighted average number of Ordinary Shares
 used in Computing diluted net earnings per share    36,823,118                                               36,823,118
                                                     ==========                                               ==========


See Notes to Unaudited Pro forma Condensed Combined Financial Statements


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
                       M-SYSTEMS FLASH DISK PIONEERS LTD.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2005
                           (U.S. DOLLARS IN THOUSANDS)

                                               M-SYSTEMS        MEE         ADJUSTMENTS       NOTE       PRO FORMA
                                             ------------   ------------   ------------    ----------   ------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                  $    95,945    $    27,120    $  (36,936)        (2a)     $    86,129
   Short-term bank deposits                         1,196              -                                      1,196
   Short-term marketable securities                80,863              -                                     80,863
   Short-term available-for-sale
     marketable securities                         36,596              -       (36,596)        (2a)               -
   Trade receivables                               70,726          8,758                                     79,484
   Related party trade receivables                  2,086              -                                      2,086
   Other accounts receivable and prepaid
     expenses                                       4,932          1,407                                      6,339
   Inventories                                     52,857          2,221                                     55,078
                                             ------------   ------------   ------------                ------------

 Total current assets                             345,201         39,506       (73,532)                     311,175
 -----                                       ------------   ------------   ------------                ------------
 LONG-TERM INVESTMENTS:
   Severance pay funds                              4,333              -                                      4,333
   Long-term marketable securities                100,627              -                                    100,627
   Investments in other companies
    and long-term receivables                      11,210              -                                     11,210
                                             ------------   ------------   ------------                ------------

 Total long-term investments                      116,170              -                                    116,170
 -----                                       ------------   ------------   ------------                ------------
 PROPERTY AND EQUIPMENT, NET                       24,291         11,220        (7,742)        (2b)          27,769
                                             ------------   ------------   ------------                ------------
 OTHER INTANGIBLE ASSETS
 AND DEFERRED CHARGES, NET                          1,724              -         11,012        (2c)          12,736
                                             ------------   ------------   ------------                ------------
 GOODWILL                                             477              -         27,440        (2d)          27,917
                                             ------------   ------------   ------------                ------------

 Total assets                                 $   487,863      $  50,726    $  (42,822)                 $   495,767
 -----

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:

   Trade payables                             $    76,205       $  3,381                                $    79,586
   Deferred revenues                                5,514              -                                      5,514
   Other accounts payable and accrued
   expenses                                        24,575          1,612          1,517        (2a)          27,704
                                             ------------   ------------   ------------                ------------
 Total current liabilities                        106,294          4,993          1,517                     112,804
 -----                                       ------------   ------------   ------------                ------------


                                       4

 LONG-TERM LIABILITIES:
   Convertible senior notes                        71,353              -              -                      71,353
   Excess of losses over investment in
   equity method investee                           1,793              -              -                       1,793
   Accrued severance pay                            5,643              -                                      5,643
   Deferred tax liabilities                             -              -          3,854           (2e)        3,854
   Other long-term liabilities                        488              -                                        488
                                             ------------   ------------   ------------                ------------

 Total long-term liabilities                       79,277              -          3,854                      83,131
 -----                                       ------------   ------------   ------------                ------------

 Minority interest in a subsidiary                  2,862                                                     2,862
                                             ------------   ------------   ------------                ------------

 SHAREHOLDERS' EQUITY:
   Share capital                                       10            576          (576)           (2f)           10
   Additional paid-in capital                     303,952            115          (115)                     303,952
   Accumulated other comprehensive loss             (122)              -                                      (122)
   Accumulated deficit                            (4,410)         45,042       (47,502)           (2f)      (6,870)
                                             ------------   ------------   ------------                ------------

 Total shareholders' equity                       299,430         45,733       (48,193)                     296,970
 -----                                       ------------   ------------   ------------                ------------


 Total liabilities and shareholders' equity   $   487,863      $  50,726    $  (42,822)                 $   495,767
 -----                                       ============   ============   ============                ============


    See Notes to Unaudited Pro forma Condensed Combined Financial Statements

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


NOTE 1:

The unaudited pro forma condensed combined financial statements reflect the acquisition of all outstanding shares of MEE. The total purchase price consisted of $88.0 million in cash (including a real estate asset in the amount of $18.0 million net of deferred taxes of $3.5 million that was subsequently sold and accordingly the net purchase price paid in cash amounted to $73.5 million). The purchase price also included $1.5 million of transaction costs. The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date the acquisition was completed.

The purchase consideration was estimated as follows:

Cash consideration                                  $        73,532
Estimated transaction expenses                                1,517
                                                       ------------
Total consideration                                 $        75,049
                                                       ============

Based upon a preliminary valuation of tangible and intangible assets acquired, M-Systems has allocated the total cost of the acquisition to MEE's assets as follows:

                                                       SEPTEMBER 30, 2005
                                                         (U.S DOLLARS IN
                                                           THOUSANDS)
                                                     ----------------------
   Cash, cash equivalents, receivables and                          $39,506
   inventories
   Net tangible liabilities                          (4,993)
   Fixed assets, net                                                  3,478
   Long term deferred tax                            (3,854)
   Technology                                                         1,757
   Customer relationships                                             5,272
   Trade name                                                         3,983
   In process research and development                                2,460
   Goodwill                                                          27,440
                                                     ----------------------
   Total consideration                                              $75,049
                                                     ======================

The amount of the excess cost attributable to in-process research and development of MEE is estimated to be approximately $2.5 million. This amount was charged as an expense in the consolidated income statements as a separate line item, "In-process research and development write-off", during the fourth quarter of 2005. These expenses have not been included in the pro forma condensed combined consolidated statements of income, as they do not represent a continuing expense.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill arising from acquisitions will not be amortized. In lieu of amortization, M-Systems is required to perform an annual and interim impairment review. If M-Systems determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its income statement. M-Systems will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

NOTE 2: -

The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on September 30, 2005 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of MEE's equity account.

Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

(a) Cash consideration paid for MEE at the amount of $73.5 million and transaction costs, which have not been paid yet at the amount of $1.5 million.

(b) Subsequent sale of real estate, recorded at cost in the books of MEE, at the amount of $7.7 million.

(c) Valuation of MEE's intangible assets allocated to trade name, technology, and customer relationship of $11.0 million.

(d) Valuation of MEE's intangible assets allocated to goodwill of $27.4 million.

(e) Deferred income taxes liabilities of $3.8 million provided in respect of identifiable intangible assets.

(f) Elimination of all components of MEE's shareholder equity and in process research and development write-off at amount of $2.5 million.

NOTE 3: -

The pro forma condensed combined statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004, include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2005 and 2004, respectively:

(a) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of MEE. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 5-10 years.

(b) Elimination of interest income on M-Systems' cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(c) Utilization of deferred taxes liability related to amortization of intangible assets acquired.


NOTE 4: -

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

                                                            YEARS
                                                        -------------
       Customer relationships                                5-10
       Trade name                                             10
       Technology                                             5





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